May 15, 2019
via EDGAR
Division of Corporation Finance
Office of Healthcare & Insurance
SECURITIES AND EXCHANGE COMMISION
100 F Street, NE
Washington, D.C. 20549

Attention:	Mark Brunhofer Sharon Blume
Re:    Trupanion, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 14, 2019
File No. 001-36537

Ladies and Gentlemen:
By letter dated May 2, 2019 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for Fiscal Year Ended December 31, 2018 (the “Form 10-K”) of Trupanion, Inc. (“Trupanion”, or the "Company"). Set forth below are Trupanion’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by Trupanion’s responses.
Form 10-K for Fiscal Year Ended December 31, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 55

1.
Your accounts receivable at year end appear to have increased at a greater rate than your revenues. Based on your disclosed fourth quarter revenues and a 92-day quarter, it appears that your days sales outstanding have increased from 28.2 days at December 31, 2017 to 35.1 days at December 31, 2018. Given that you disclose at the bottom of page 44 that most of your Subscription Business segment revenue is charged directly to either credit cards, debit cards or through bank account automatic transfer, and therefore presumably paid immediately, please tell us why your days sales outstanding have deteriorated. In your response tell us:

•	the amount of revenues in the fourth quarters of 2017 and 2018 subject to immediate automatic payment;

•	the payment terms associated with your Subscription Business and Other Business revenue billings and whether there were any significant changes to those terms; and

•	your consideration for disclosing deterioration in your days sales outstanding and the implication on your results of operations, financial position and liquidity.

Company Response:
The Company generates the majority of its revenue from monthly subscription fees in the subscription business segment. The accounts receivable balance, however, is primarily related to the Company’s other business segment where the Company generates revenue from underwriting policies through unaffiliated general agents. Policies from this segment are not subject to immediate automatic payment. Instead, these policies are typically annual policies, with monthly payment terms through the end of the twelve-month period. The Company had $27.8 million and $17.5 million accounts receivable associated with its other business segment as of December 31, 2018 and 2017, respectively, representing a 59% increase year over year, which was generally consistent with a 65% increase in revenue from $24.3 million in 2017 to $40.2 million in 2018 in this segment.
Unlike in its other business segment, all of the policies in the Company’s subscription business segment are monthly renewal policies, and substantially all of the revenue from this segment is subject to immediate automatic payment. The Company had only $3.3 million and $2.7 million accounts receivable associated with its subscription business segment as of December 31, 2018 and 2017, respectively, representing a 22% increase year over year, which was generally consistent with a 21% increase in revenue from $218.4 million in 2017 to $263.7 million in 2018 in this segment. The majority of the accounts receivable in this segment are related to deposits in transit that are received in the first few days following the balance sheet date.
Accordingly, the Company does not believe its days sales outstanding ("DSO") has deteriorated. Rather, the changes in accounts receivable reflect a change in the mix of revenues in the Company’s segments, in line with disclosed revenue growth in those segments. There were no significant changes to payment terms in either segment. In these circumstances, the Company does not believe that additional disclosure regarding accounts receivable or DSO would provide material information to investors, but will consider clarifying that the accounts receivable balance is primarily related to the Company’s other business segment in future filings.
Critical Accounting Policies and Significant Estimates
Reserve for Veterinary Invoices, page 56

2.
Please describe for us the actuarial methods you utilize to estimate your reserve for veterinary invoices including significant assumptions and changes therein and why you believe the methods and assumptions provide a reasonable estimate.

Company Response:
The Company uses the paid loss development method (chain-ladder method) for its subscription and the majority of its other business segments. Paid loss development factors are estimated based on historical paid loss triangles. Historically, on average, 95% of losses are paid out within 90 day of being incurred. Therefore, the Company believes paid loss history and trends provide reasonable estimates for the veterinary invoice reserve. Due to the short tail nature of this reserve and the limited number of assumptions, the Company does not believe that providing this detailed information within its critical accounting policies and significant estimates is necessary, but will consider including this going forward.

3.
Please tell us why you removed disclosure previously provided here indicating that you did not believe that there were any reasonably likely changes in the facts or circumstances underlying key assumptions that would result in the reserve for claims being insufficient in an amount that would have a material impact on your reported results, financial position or liquidity.

Company Response:
The Company has replaced the aforementioned general statement with a more detailed disclosure since its Form 10-K for the year ended December 31, 2017. The Company determined that a general statement regarding management’s estimate, such as the one that was removed, was not a required disclosure and that the following statement in its Form 10-K (which appears on page 56) provides more specific information:
For the year ended December 31, 2018, we paid $10.1 million for veterinary invoices dated on or before December 31, 2017, including related processing costs. Our reserve estimate for these expenses was $11.1 million as of December 31, 2017. As of December 31, 2018, we reevaluated the remaining reserve for those periods prior to December 31, 2017 and recorded an adjustment to our income statement to increase it by $0.4 million.
Notes to Consolidated Financial Statements
Note 1: Nature of Operations and Summary of Significant Accounting Policies
Revenue Recognition, page 68

4.
Although you disclose that you recognize revenue pro-rata over the terms of your customer contracts, it appears from your average pet acquisition cost disclosure on page 43 and from your deferred revenue policy note on page 67 that you recognize your sign-up fee revenue immediately at the time of new member enrollment. Please tell us how you account for your sign-up fee revenue. In your response, reference for us the authoritative literature you rely upon to support your accounting and explain why this revenue stream falls either under insurance accounting guidance or general revenue recognition guidance.

Company Response:
Trupanion’s sign-up fee is related to its subscription business. In its insurance contracts, there is a one-time charge to new members collected at the time of enrollment to partially offset initial setup costs. Accounting Standards Update 2016-20, released in December 2016, clarifies that contracts within the scope of Accounting Standards Codification (“ASC”) 944 do not have to be separated into components. If all of the obligations and services provided under the contract are performed as part of the fulfillment of the insurance obligation or for mitigation of the insurer’s insurance risk, the entire contract is considered to be within the scope of ASC 944, with no requirement to separately account for any component under ASC 606. The Company concluded that the sign-up fee included within the insurance contract is related to the fulfillment of Trupanion’s obligation to provide insurance coverage, and is recognized over the policy term consistent with ASC 944-605-25-1. As disclosed on page 44 of the Form 10-K, the Company’s sign-up fee revenue was $2.6 million and $2.2 million for the years ended December 31, 2018 and 2017, respectively, or less than 1% of its total revenue. As such, the Company determined that its sign-up fee revenue was not material to its overall financial statements.
If you would like any additional information about this letter, please do not hesitate to contact me at +1 (206) 607-1924 or gavin.friedman@trupanion.com.

Very truly yours,

/s/ Gavin Friedman
Gavin Friedman, General Counsel

cc:	Tricia Plouf, Chief Financial Officer
Asher Bearman, Chief Strategy Officer